UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5 New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-half of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 30, 2024, Atlantic Coastal Acquisition Corp. II (“ACAB”), and Atlantic Coastal Acquisition Management II LLC, ACAB’s sponsor (the “Sponsor”) entered into an expense advancement agreement (the “Expense Advancement Agreement”), pursuant to which the Sponsor has agreed to advance to the Company up to $600,000 in the aggregate, including previous amounts advanced from the Sponsor to the Company, on an interest-free basis as may be necessary to cover working capital expenses, fund certain redemptions of ACAB’s common stock and cover costs and expenses in connection with the consummation of ACAB’s proposed business combination with Abpro Corporation (“Abpro”) (the “Business Combination”). Each advance under the Expense Advancement Agreement will be evidenced by a promissory note, the form of which is included as an exhibit to the Expense Advancement Agreement (each, a “Note”).

The Notes issued to ACAB for any advances under the Expense Advancement Agreement will be immediately due and payable upon demand of the Sponsor. The Notes will not bear interest. Funds drawn under Notes may only be used at the direction of the Sponsor. Upon the consummation of the Business Combination, the Notes will, at the option of the Sponsor, (i) be deemed fully repaid and all obligations hereunder shall be irrevocably terminated and discharged or (ii) deemed “Unpaid SPAC Expenses” as defined under the Business Combination Agreement dated December 11, 2023 among ACAB, Abpro and the other parties thereto, after which point all obligations thereunder shall be deemed fully repaid and satisfied.

The foregoing description of the Expense Advancement Agreement is qualified in its entirety by reference to the full text of the Expense Advancement Agreement, which is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information and Where to Find It

In connection with the Business Combination and the transactions contemplated thereby (the “Proposed Transactions”), ACAB has filed a Registration Statement on Form S-4, as amended, with the SEC (the “Registration Statement”), which includes the Proxy Statement to be distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed Transactions. After the Registration Statement has been declared effective, ACAB will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACAB, the Company and the Proposed Transactions. When available, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed, or to be filed, with the SEC regarding the Proposed Transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with the Company; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which the Company is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and the Company; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the Registration Statement under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor the Company presently know or that ACAB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. ACAB and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and the Company may elect to update these forward-looking statements at some point in the future, ACAB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor the Company gives any assurance that either ACAB or the Company, or the combined company, will achieve its objectives.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Expense Advancement Agreement, effective as of May 30, 2024, by and among Atlantic Coastal Acquisition Corp. II, and Atlantic Coastal Acquisition Management II LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Name: Shahraab Ahmad
Title: Chief Executive Officer

Dated: May 31, 2024

Exhibit 10. 1

THIS EXPENSE ADVANCEMENT AGREEMENT (this “Agreement”), dated as of May 30, 2024, is made and entered into by and among Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “Company”), and Atlantic Coastal Acquisition Management II LLC (the “Sponsor”).

RECITALS

WHEREAS, the Company is a special purpose acquisition company that closed on its initial public offering on January 19, 2022 (the “Offering”);

WHEREAS, in connection with the Offering, the Sponsor purchased warrants to purchase common stock of the Company (the “Sponsor Warrants”), on the terms and conditions as set forth in the Warrant Agreement, dated as of January 13, 2022 between the Company and the Continental Stock Transfer & Trust Company;

WHEREAS, under the Company’s Articles of Incorporation in effect on the closing date of the Offering, the Company had 15 months from the date thereof to complete an initial business combination (the “Business Combination”);

WHEREAS, on April 12, 2023, the Company held a special meeting of stockholders during which the Company’s stockholders approved a proposal to extend the date by which the Company must consummate the Business Combination from April 19, 2023 to December 19, 2023, and on December 15, 2023, the Company held a special meeting of the stockholders during which the Company’s stockholders approved a proposal to extend the date by which the Company must consummate the Business Combination from December 19, 2023 to September 19, 2024 (subject to approval by the Company’s board of directors) (the “Extensions”);

WHEREAS, as of the date of this Agreement, the Company has entered into a Business Combination Agreement dated December 11, 2023 (“BCA”) with Abpro Corporation but has not completed a Business Combination;

WHEREAS, in order for the Company to consummate the Business Combination, it requires additional working capital in order to finance the fees and expenses in connection therewith;

WHEREAS, if the Company does not consummate the Business Combination, the Sponsor Warrants will expire worthless and be of no economic value to the Sponsor;

WHEREAS, the Sponsor will derive substantial benefit from the consummation of the Business Combination, including, but not limited to, the economic benefits related to the Sponsor Warrants;

WHEREAS, the Sponsor has made previous advances to the Company to partially fund certain redemptions of the Company’s common stock in connection with the Extensions (the “Prior Advances”);

WHEREAS, the Sponsor desires to enter into this Agreement in order to (i) evidence the Prior Advances and (ii) advance funds, on an interest-free basis, to the Company to cover working capital expenses, fund certain redemptions of the Company’s common stock in connection with the Extensions and facilitate consummation of the Business Combination;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. (a) From time to time, at the option of the Company, the Sponsor shall make one or more advances to the Company, in the aggregate principal amount of up to $600,000.00, in each instance on the terms of one or more promissory notes, substantially in the form attached as Exhibit A hereto (each, a “Note”), as may be necessary to fund the Company’s expenses relating to consummating a Business Combination and other working capital requirements prior to any potential Business Combination. Funds advanced under this Agreement and subsequently repaid may not be reborrowed. As of the date hereof, the Sponsor has advanced an aggregate principal amount of $240,000.00 in connection on or about the date of the Extensions in denominations of $80,000.00 in each case. Upon the consummation of the Business Combination, the principal amount of the advances made hereunder shall, at the option of the Sponsor, (i) be deemed fully repaid and all obligations hereunder shall be irrevocably terminated and discharged or (ii) counted as “Unpaid SPAC Expenses” under the BCA, after which point all obligations hereunder shall be deemed fully repaid and satisfied.

(b) Upon each delivery of a Note pursuant to this agreement, Schedule 1 attached hereto shall be revised to reflect the principal amount outstanding under such Note; and upon the repayment of any Note (including at maturity), Schedule 1 shall be revised to reflect the repayment of such amount(s).

(c) The Sponsor represents to the Company that the Sponsor is capable of making such advances to satisfy its obligations under Section 1(a).

2. This Agreement, together with the Note, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto.

3. No party may assign either this Agreement or any of his, her or its rights, interests, or obligations hereunder without the prior written consent of the other party; provided, however, that, subject to all applicable securities laws, the Note shall be freely assignable by the Sponsor to any assignee; provided, further, that Sponsor’s obligations hereunder shall remain in full force and effect in the event that an assignee fails to timely perform any of Sponsor’s obligations hereunder. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and each of his or its heirs, personal representatives, successors and assigns.

4. Any notice, statement or demand authorized by this Agreement shall be sufficiently given (i) when so delivered if by hand or overnight delivery, (ii) the date and time shown on a facsimile transmission confirmation, or (iii) if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid. Such notice, statement or demand shall be addressed as follows:

If to the Company or the Sponsor:

6 St Johns Lane, Floor 5

New York, New York 10013

Attn: Chief Executive Officer

with a copy in each case (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W. 52nd Street

New York, New York 10019

Attn: Stephen C. Ashley

5. This Agreement may be executed in any number of original or facsimile or other electronic counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

7. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the state or federal courts located in the Borough of Manhattan in the State of New York, and irrevocably submits to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

8. Notwithstanding any other provision of this Agreement or any Note or any other instrument executed in connection therewith, or any actual or alleged relationship between the parties, each party hereto confirms that they are dealing with each other under this Agreement at arm’s length, entering into this transaction based solely on their own independent judgments and upon advice from such advisors as they have deemed necessary and not in reliance upon any representations of the other party (or their affiliates). Each party intends that this transaction is, and agrees to take all necessary action to ensure that it continues to be, treated as an arm’s length transaction.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Expense Advance Agreement to be executed as of the date first written above.

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Jason Chryssicas
	Name:	Jason Chryssicas
	Title:	Chief Financial Officer

ATLANTIC COASTAL ACQUISITION MANAGEMENT II LLC

By:	/s/ Shahraab Ahmad
	Name:	Shahraab Ahmad
	Title:	Manager

[Signature Page to the Expense Advancement Agreement between Atlantic Coastal Acquisition

Corp. II and Atlantic Coastal Acquisition Management II LLC]

Schedule 1

Date of Advance	Amount	Repayment	Amount Outstanding
April 12, 2023	$80,000	$0	$80,000
December 14, 2023	$80,000	$0	$80,000
May 16, 2024	$80,000	$0	$80,000

Exhibit A

Form of Promissory Note

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Dated as of _____, ___
Principal Amount: $____________	New York, New York

Pursuant to that certain Expense Advance Agreement (the “Agreement”), dated as of May 30, 2024, by and between Atlantic Coastal Acquisition Corp. II, a Delaware corporation (the “Maker”), and Atlantic Coastal Acquisition Management II LLC (the “Payee”), the Maker hereby promises to pay to the order of the Payee or its registered assigns or successors in interest, the principal sum of {INSERT DOLLAR AMOUNT IN WORDS} (${INSERT NUMERICAL AMOUNT}) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note. Certain terms used herein but not defined herein shall have the meaning given to such terms in the Agreement.

1. Principal. Prior to the consummation of the Business Combination, the principal balance of this Note shall be payable by Maker within one (1) day upon the Payee’s demand. Upon the consummation of the Business Transaction, the principal balance of this Note shall, at the option of the Payee, (i) be deemed fully repaid and all obligations hereunder shall be irrevocably terminated and discharged or (ii) be applied to satisfy the minimum cash condition (if any) required in connection with the Business Combination, after which point all obligations hereunder shall be deemed fully repaid and satisfied. The principal balance may be prepaid at any time. Under no circumstances shall any individual, including but not limited to any officer, director, employee or shareholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Due on Demand. This is a demand Note and all amounts referenced hereunder shall become immediately due and payable upon demand by the Payee; provided, however, that all amounts due hereunder shall automatically become immediately due and payable if Maker commences or has commenced against it any bankruptcy or insolvency proceeding. Maker hereby waives protest, presentment and notice of any kind in connection with this Note.

3. Interest. No interest shall accrue or be charged by Payee on the outstanding principal balance of this Note.

4. Use of Funds. Funds drawn down under this Note may only be used at the direction of the Payee.

5. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees and then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

6. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

7. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

8. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account of the Company (the “Trust Account”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided, however, that if the Maker completes a Business Combination, the Maker shall repay the principal balance of this Note, which may be out of the proceeds released to the Maker from the Trust Account.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

14. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void; provided, however, that this Note shall be freely assignable by the Payee to any assignee (provided such assignment is in accordance with the provisions of the Securities Act and any applicable state securities laws).

[Signature Page Follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Atlantic Coastal Acquisition Corp. II

By:
	Name:	Shahraab Ahmad
	Title:	Chief Executive Officer

[Signature Page to the Promissory Note by Atlantic Coastal Acquisition Corp. II in favor of

Atlantic Coastal Acquisition Management II LLC]